

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4720

May 26, 2016

<u>Via E-mail</u>
David B. Ramaker
Chairman, Chief Executive Officer and President
Chemical Financial Corporation
235 East Main Street
Midland, MI 48640

> **Re: Chemical Financial Corporation**
> **Amendment No. 1 to Registration Statement on Form S-4**
> **Filed May 17, 2016**
> **File No. 333-210520**

Dear Mr. Ramaker:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our April 27, 2016 letter.

The Merger, page 40

Background of the Merger, page 40

1.   We note your response and revised disclosure in response to comment 5. You state among other things, that part of the reason behind Talmer Strategic Initiatives Committee's finding of no-conflict of interest in engaging KBW as Talmer's financial advisor in connection with a merger with Chemical, was that the interactions "between KBW and Chemical regarding a potential merger between Talmer and Chemical had occurred with Talmer's knowledge and approval." In this regard, we note the following:

- When KBW talked to Chemical in May 2014 about a merger with Talmer, you disclose that Talmer consented to it even though Talmer had not engaged KBW at that time;

- While Talmer had retained KBW to serve as its financial advisor in anticipation of a potential merger with Institution E on June 17, 2015, KBW participated at a Chemical Board meeting on July 21, 2015; the disclosure, however, does not address how a seeming support for a merger with Chemical influenced KBW's advice to Talmer's board in connection with a merger with Institution E; and

- The formal engagement of KBW as Talmer's financial advisor for a merger with Chemical took pace in December 3, 2015, even though the merger discussions between Talmer and Chemical between the July 28, 2015 through December 2015 timeframe intensified, but disclosure does not address who was providing financial advice to Talmer during this period.

In light of the above, please revise your disclosure to provide more detail regarding the discussions held on November 17, 2015 between Talmer Strategic Incentives Committee and its board regarding the conflicts of interest analysis with respect to KBW and the terms of KBW's engagement as Talmer's financial advisor for a merger with Chemical.

2.   Please disclose the methods KBW utilized to ensure that proper confidentiality was retained and that there were no conflicts of interest when KBW and Chemical discussed a potential merger with Talmer, while being engaged by Talmer in connection with a potential merger with Institution E, and not by Chemical.

Please contact Eric Envall, Staff Attorney, at (202) 551-3234 or me at (202) 551-3369 with any questions.

Sincerely,

/s/ Era Anagnosti

Era Anagnosti
Legal Branch Chief
Office of Financial Services

cc: Charlie Goode, Warner Norcross & Judd LLP